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                                                                  EXHIBIT (d)(2)


                                 FIRST AMENDMENT
                                       TO
                              EMPLOYMENT AGREEMENT

         This First Amendment to Employment Agreement (this "Amendment"), dated September 23, 2002, is entered into by and between U.S. Vision, Inc., a Delaware corporation (the "Company") and William A, Schwartz, Jr. (the "Executive").

         The following recitals are true and constitute the basis of this
Amendment:

         A. The Executive and the Company entered into that certain Employment Agreement dated April 2, 1998 (the "Employment Agreement");

         B. Pursuant to Section 3(e) of the Employment Agreement, in the event that the Company sells all or substantially all of its assets or stock, by merger or otherwise, Executive is entitled to receive a bonus payment of $750,000 payable upon the consummation of any such transaction (the "Change of Control Payment");

         C. On May 14, 2002, the Company entered into a Merger Agreement with Kayak Acquisition Corp. ("Kayak"), pursuant to which Kayak will be merged with and into the Company (the "Merger") and, at the effective time of the Merger (the "Effective Time"), all holders of outstanding shares of common stock will be entitled to receive $4.25 in cash for each share owned at that time and, except for the stock options held by the Executive, George Gorman and Gayle Schmidt, all holders of outstanding stock options and warrants, whether or not then exercisable, will be entitled to receive in cash, without interest from the Company, an amount determined by multiplying
                  (i) the excess, if any, of $4.25 over the applicable exercise price per share of common stock subject to such stock options or warrants by (ii) the total number of shares of common stock subject to such stock options and warrants;

         D. The Executive has agreed to reduce the amount which he would be entitled to receive pursuant to Section 3(a) of the Employment Agreement from $750,000 to an amount that will not be deemed by any taxing authority of competent jurisdiction to be a "parachute payment" (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), and has agreed to accept any such reduced amount in the form of a deferred, non-interest bearing, unsecured cash payment to be paid by the Company on the fifth (5th) anniversary of the Effective Time (the "Deferred Cash Payment") instead of receiving the Change of Control Payment at the Effective Time;

         E. Contemporaneously with the execution of this Agreement by the Executive and the Company, the Executive and the Company will execute and deliver a First Amendment to Incentive Stock Option Agreement pursuant to which the Executive has agreed to accept a deferred, non-interest bearing, unsecured cash payment in the amount of $285,919 to be paid by the Company on the fifth (5th) anniversary of the Effective Time in consideration for the cancellation of his stock options; and



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         F.       The Executive and the Company desire to enter into this
                  Amendment to provide for the Company's obligation to pay the Deferred Cash Payment in lieu of the Change of Control Payment, all to be effective at the Effective Time.

         NOW, THEREFORE, for and in consideration of the terms and conditions set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         SECTION 1. DEFINITIONS. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them by the Employment Agreement.

         SECTION 2. AMENDMENTS. Section 3(e) of the Employment Agreement is hereby amended by deleting that section in its entirety and replacing it with the following new Section 3(e):

         "e. SALE BONUS. In the event of a sale of all or substantially all of the assets or stock of the Company, by merger or otherwise, then upon the closing of such transaction Executive shall receive, in addition to any other compensation provided herein, the Change of Control Payment payable at the closing of any such transaction; provided, however, that if the Change of Control Payment under this Section 3(e), either alone or together with other payments that the Executive has the right to receive from the Company, would constitute a "parachute payment" (as defined in Section 280G of the Code), the Change of Control Payment or the Deferred Cash Payment, as the case may be, shall be reduced to the largest amount that will result in no portion of the Change of Control Payment or the Deferred Cash Payment, as the case may be, under this Section 3(e) being subject to the excise tax imposed by Section 4999 of the Code. The determination of any reduction in the Change of Control Payment or the Deferred Cash Payment, as the case may be, under this Section 3(e) pursuant to the foregoing proviso shall be made by the Executive in good faith, and such determination shall be conclusive and binding on the Company. Notwithstanding any other term or provision of this Agreement to the contrary, at the Effective Time, the Change of Control Payment shall be replaced by the Deferred Cash Payment, which shall be due and payable by the Company to the Executive on the fifth anniversary of the Effective Time. The amount of the Deferred Cash Payment shall not bear interest and the Company's obligation to pay the Deferred Cash Payment shall not be secured by any asset of the Company. Further, the Company's obligation to pay the Deferred Cash Payment shall be expressly subordinate to the rights of the Company's senior lender, Commerce Bank, N.A. and the Executive agrees to execute and deliver a subordination agreement or similar agreement on terms reasonably acceptable to Commerce Bank, which agreement shall subordinate the payment of the Deferred Cash Payment to the repayment in full of all outstanding obligations of the Company to Commerce Bank, N.A."

         SECTION 3. REFERENCES. From and after the date of effectiveness of this Amendment, all references to the Employment Agreement shall be deemed to be references to the Employment Agreement as amended hereby.

         SECTION 4. EFFECTIVENESS OF THIS AMENDMENT; CONDITIONS TO AMENDMENT. This Amendment shall be effective upon the execution of counterparts of this Amendment by the Executive and the Company.

         SECTION 5. ENTIRE AGREEMENT; RATIFICATION. This Amendment embodies the entire agreement of the parties and supersedes any prior agreements or understandings with respect to the subject matter hereof. Except as modified or supplemented in connection herewith, the Employment Agreement shall continue in full force and effect.



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         SECTION 6. COUNTERPARTS. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. In making proof hereof, it shall not be necessary to produce or account for any counterpart other than one signed by the party against which enforcement is sought.

         SECTION 7. NO ORAL AGREEMENTS. This Amendment represents the final agreement between and among the parties hereto with respect to the subject matter hereof and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties hereto.

         IN WITNESS WHEREOF, this Amendment is executed as of the date first set forth above.


U.S. VISION, INC.



By: /s/ CARMEN J. NEPA III                   /s/ WILLIAM A. SCHWARTZ, JR.
   --------------------------------          -----------------------------------
        Carmen J. Nepa III, CFO              William A. Schwartz, Jr.


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